ESCROW AGREEMENT

THIS ESCROW AGREEMENT dated as of December 9, 2014 (the “Escrow Agreement”), is entered into by and among Tanzanian Royalty Exploration Corporation, a company organized under the laws of Alberta, Canada (the “Company”), <Name Redacted>, a Cayman Islands exempted company (“<Name Redacted>,” and together with the Company, the “Parties,” and each individually, a “Party”), as holder of certain 8% Original Issue Discount Senior Convertible Debentures of the Company in the aggregate principal amount of up to $15,000,000 (collectively, the “Debentures”) and certain Common Stock Purchase Warrants (the “Warrants”) and Wells Fargo Bank, National Association, a national banking association, as escrow agent (“Escrow Agent”).

RECITALS

A.

The Company and <Name Redacted> entered into that certain Securities Purchase Agreement dated as of December 9, 2014 (the “Purchase Agreement”), pursuant to which the Company agreed to sell, and <Name Redacted> agreed to purchase, the Debentures and Warrants for aggregate consideration of up to $13,800,000 (the “Purchase Price”). Capitalized terms used herein that are not defined shall have the meanings set forth in the Purchase Agreement.

B.

The Purchase Agreement requires that a certain portion of the Purchase Price described herein (the “Escrow Amount”) be deposited into an escrow account (the “Escrow Account”) with Escrow Agent for the benefit of <Name Redacted> as further described herein, for distribution to either the Company or to <Name Redacted>, upon the occurrence of certain conditions set forth in the Purchase Agreement and herein.

C.

The Parties agree to place the Escrow Amount in escrow and the Escrow Agent agrees to hold and distribute such funds in accordance with the terms of this Escrow Agreement.

D.

The Parties hereto acknowledge that the Escrow Agent is not a party to, is not bound by, and has no duties or obligations under, the Purchase Agreement, the Debentures, the Warrants or other Transaction Documents, that all references in this Escrow Agreement to the Debentures or the Warrants are for convenience, and that the Escrow Agent shall have no implied duties beyond the express duties set forth in this Escrow Agreement.

In consideration of the promises and agreements of the Parties and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties and the Escrow Agent agree as follows:

ARTICLE 1

ESCROW DEPOSIT

1.1.

Receipt of Escrow Property.

(a)

Upon the Initial Closing, <Name Redacted> shall deliver or cause to be delivered to the Escrow Agent the amount of $9,115,000 (the “Initial Escrow Property”) in immediately available funds.

(b)

Upon the Final Closing (if any), <Name Redacted> shall deliver or cause to be delivered to the Escrow Agent the amount of $3,600,000 (the “Final Escrow Property” and together with the Initial Escrow Property, the “Escrow Property”) in immediately available funds.

(c)

<Name Redacted> shall retain beneficial ownership of the Escrow Property, and the Company shall have no legal or equitable title to such Escrow Property, unless and until <Name Redacted> submits a disbursement notice pursuant to Section 1.3 hereof providing for the disbursement of funds to the Company, at which time beneficial ownership of the Escrow Property in an amount equal to the amount set forth in the disbursement notice shall be transferred to the Company. For the avoidance of doubt, after any amount set forth in any disbursement notice is transferred to the Company, <Name Redacted> shall continue to retain beneficial ownership of the remaining balance of the Escrow Property in the Escrow Account.

1.2.

Investments.

(a)

The Escrow Agent is authorized and directed to deposit, transfer, hold and invest the Escrow Property and any investment income thereon as set forth in Exhibit A hereto, or as set forth in any subsequent written instruction signed by the Parties. Any investment earnings and income on the Escrow Property shall become part of the Escrow Property, and shall be disbursed in accordance with Section 1.3 or Section 1.5 of this Escrow Agreement.

(b)

The Escrow Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Escrow Agreement. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Escrow Agreement; provided that the Escrow Agent has invested the Escrow Property in accordance with Exhibit A, or as set forth in any subsequent written instruction signed by the Parties. The Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Escrow Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of the Escrow Agent or for any third person or dealing as principal for its own account. The Parties acknowledge that the Escrow Agent is not providing investment supervision, recommendations, or advice.

1.3.

Disbursements.

(a)

Subject to subsection (d) below, the Escrow Agent shall hold the Escrow Property and all interest accrued thereon and shall dispose of the same only in accordance with the following provisions:

(i)

Upon receipt of a written notice from <Name Redacted> that the events described in Section 1.8(b) of the Purchase Agreement have occurred, the Escrow Agent shall deliver to <Name Redacted> cash equal to the remaining balance of the Escrow Property (including any accrued interest);

(ii)

Upon receipt of a joint written notice from <Name Redacted> and the Company that the events described in Section 1.8(c) of the Purchase Agreement have occurred, the Escrow Agent shall deliver to the Company cash equal to the Release Amount, which Release Amount shall be specified in such joint written notice;

(iii)

upon receipt of a joint written notice from the Company and <Name Redacted> that the Company is entitled to the First Milestone Monthly Allowance in accordance with Section 1.6 of the Purchase Agreement, the Escrow Agent shall deliver the First Milestone Monthly Allowance to the Company, which is cash equal to $500,000 or if the balance on deposit in the Escrow Account is less than $500,000 (including any accrued interest) such lesser amount;

(iv)

upon receipt of a joint written notice from the Company and <Name Redacted> that the Company is entitled to the Second Milestone Monthly Allowance in accordance with Section 1.4. of the Purchase Agreement, the Escrow Agent shall deliver the Second Milestone Monthly Allowance to the Company, which is cash equal to $250,000 or if the balance on deposit in the Escrow Account is less than $250,000 (including any accrued interest) such lesser amount;

(v)

upon receipt of a written notice from <Name Redacted> stating (1) that the Company failed to pay when due the cash portion of the Holder Redemption Amount (as defined in the Debenture) under Section 5(a) – (f) of the Debenture and/or the Stock Replacement Payment (as defined in the Debenture) and (2) the dollar amount thereof, the Escrow Agent shall deliver to <Name Redacted> cash equal to the lesser of such amount and the remaining balance of the Escrow Property (including any accrued interest);

(vi)

upon receipt of a written notice from <Name Redacted> stating (1) that the Company failed to pay when due cash payments due under Sections 1(d), 5(g) or 5(h) of the Debenture and (2) the dollar amount thereof, the Escrow Agent shall deliver to <Name Redacted> cash equal to the lesser of such amount and the remaining balance of the Escrow Property (including any accrued interest);

(vii)

upon receipt of a written notice from <Name Redacted> that <Name Redacted> has exercised its right under Section 1.6(f) of the Purchase Agreement to require the Company to use the remaining balance of the Escrow Property to prepay a corresponding amount of the Debentures that is then outstanding, the Escrow Agent shall deliver to <Name Redacted> cash equal to the remaining balance of the Escrow Property (including any accrued interest);

(viii)

upon receipt of a written notice from <Name Redacted> that <Name Redacted> has exercised its right under Section 1.7 of the Purchase Agreement to require the Company to use the remaining balance of the Escrow Property to prepay a corresponding amount of the Debentures that is then outstanding, the Escrow Agent shall deliver to <Name

Redacted> cash equal to the remaining balance of the Escrow Property (including any accrued interest);

(ix)

upon receipt of a written notice from <Name Redacted> that (1) that an Event of Default has occurred and is continuing under the Debentures, (2) identifying each Debenture held by <Name Redacted> (each an “Accelerated Debenture” and together the “Accelerated Debentures”) for which all amounts due thereunder (including accrued and unpaid interest, fees or charges) have been declared due and payable, and (3) stating the aggregate amount due and payable under the Accelerated Debentures (including interest, fees and charges), the Escrow Agent shall deliver to <Name Redacted> cash equal to the lesser of the remaining Escrow Property (including any accrued interest) and the amount due and payable under the Accelerated Debentures;

(x)

upon receipt of a written notice from the Company stating (1) that no amounts are presently due and owing to <Name Redacted> under the Debenture and (2) the aggregate outstanding principal amount of the Debenture plus accrued and unpaid interest thereon and all other amounts due and owing to <Name Redacted> under the Transaction Documents as of the date of the notice (the “Outstanding Amounts”) is less than the balance of the Escrow Property, the Escrow Agent shall deliver to the Company cash equal to the difference between the remaining balance of the Escrow Property (including any accrued interest) and the Outstanding Amounts; and

(xi)

upon a joint written direction signed by the Parties, the Escrow Agent shall disburse the Escrow Property, or the appropriate portion thereof, in accordance with the written direction.

(b)

Any notice given by a Party to the Escrow Agent under subsection (a) above shall include the relevant dollar amount related to that notice and shall also be given to the other Party simultaneously and by the same means of delivery.

(c)

The Escrow Agent’s sole duty is to accept notice under subsection (a) and shall have no duty to determine nor shall be liable to ascertain the validity of the claims of <Name Redacted> or the Company under subsection (a). In any case under subsection (a) in which Escrow Agent is to receive instructions to release, the Escrow Agent shall be entitled to entirely rely on such instructions with no responsibility to calculate or confirm amounts or percentages to release.

(d)

The Escrow Agent shall disburse any Escrow Property eight (8) business days after receiving notice under subsection (a) unless it receives written notice pursuant to Subsection (e) hereto, upon which subsection (e) shall govern.

(e)

To the extent that the non-requesting Party objects in good faith to any request for payment, such Party must deliver a written objection notice, stating the basis for such objection, to the Escrow Agent and the other Party within five (5) business days after receipt of the notice requesting payment and such objection shall be resolved in accordance with Section 3.5 hereof.

(f)

The Escrow Agent shall deliver the applicable portion of the Escrow Property at the election of the Party entitled to receive the same by (i) a good, unendorsed check of Escrow Agent payable to the order of such Party, or (ii) a bank wire transfer to an account designated by such Party.

1.4.

Security Procedures for Funds Transfers.  The Escrow Agent shall confirm each funds transfer instruction received in the name of a Party by means of the security procedure selected by such Party and communicated to the Escrow Agent through a signed certificate in the form of Exhibit B-1 or Exhibit B-2 attached hereto, which upon receipt by the Escrow Agent shall become a part of this Escrow Agreement.  Once delivered to the Escrow Agent, Exhibit B-1 or Exhibit B-2 may be revised or rescinded only by a writing signed by an authorized representative of the Party.  Such revisions or rescissions shall be effective only after actual receipt and following such period of time as may be necessary to afford the Escrow Agent a reasonable opportunity to act on it.  If a revised Exhibit B-1 or B-2 or a rescission of an existing Exhibit B-1 or B-2 is delivered to the Escrow Agent by an entity that is a successor-in-interest to such Party, such document shall be accompanied by additional documentation satisfactory to the Escrow Agent showing that such entity has succeeded to the rights and responsibilities of the Party under this Escrow Agreement.  The Parties understand that the Escrow Agent’s inability to receive or confirm funds transfer instructions pursuant to the security procedure selected by such Party may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

1.5.

Income Tax Allocation and Reporting.

(a)

The Parties agree that, for tax reporting purposes, all interest and other income from investment of the Escrow Property shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service, be reported as having been earned by <Name Redacted> whether or not such income was disbursed during such calendar year. The parties agree and acknowledge that the Escrow Agent shall not be considered the “Payer”, “Withholding Agent”, “Middleman” or “Broker” as defined in Chapters 3, 4, 24 and 61 of the Internal Revenue Code (“IRC”), Title 26, United States Code, with respect to the disbursement of funds from the Escrow Account to either the Company or <Name Redacted>.  <Name Redacted>, if applicable, will produce any required 1099 reporting that is required under IRC Section 6045 for the disbursement of the funds.

(b)

Prior to closing, the Parties shall provide the Escrow Agent with certified tax identification numbers by furnishing appropriate forms W-9 or W-8 and such other forms and documents that the Escrow Agent may request. The Parties understand that if such tax reporting documentation is not provided and certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to withhold a portion of any interest or other income earned on the investment of the Escrow Property.

(c)

To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of the Escrow Property, the Escrow Agent shall satisfy such liability to the extent possible from the Escrow Property. The Company

Parties, jointly and severally, shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Property and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section 1.4(c) is in addition to the indemnification provided in Section 3.1 and shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

1.6.

Termination. Upon the earlier of (i) December __, 2016, and (ii) disbursement of all of the Escrow Property, including any interest and investment earnings thereon, this Escrow Agreement shall terminate and be of no further force and effect except that the provisions of Sections 1.5, 3.1 and 3.2 hereof shall survive termination.

ARTICLE 2

DUTIES OF THE ESCROW AGENT

2.1.

Scope of Responsibility. Notwithstanding any provision to the contrary, the Escrow Agent is obligated only to perform the duties specifically set forth in this Escrow Agreement, which shall be deemed purely ministerial in nature. Under no circumstances will the Escrow Agent be deemed to be a fiduciary to any Party or any other person under this Escrow Agreement. The Escrow Agent will not be responsible or liable for the failure of any Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Escrow Agreement, whether or not an original or a copy of such agreement has been provided to the Escrow Agent; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. References in this Escrow Agreement to any other agreement, instrument, or document are for the convenience of the Parties, and the Escrow Agent has no duties or obligations with respect thereto. This Escrow Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement.

2.2.

Attorneys and Agents. The Escrow Agent shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of counsel or other professionals retained or consulted by the Escrow Agent. The Escrow Agent shall be reimbursed as set forth in Section 3.1 for any and all compensation (fees, expenses and other costs) paid and/or reimbursed to such counsel and/or professionals. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

2.3.

Reliance. The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors, or assigns. The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person’s or persons’ authority. Concurrent with the execution of this Escrow Agreement, the Parties shall deliver to the Escrow Agent authorized signers’ forms in the form of Exhibit B-1 and Exhibit B-2 to this Escrow Agreement.

2.4.

Right Not Duty Undertaken. The permissive rights of the Escrow Agent to do things enumerated in this Escrow Agreement shall not be construed as duties.

2.5.

No Financial Obligation. No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

ARTICLE 3

PROVISIONS CONCERNING THE ESCROW AGENT

3.1.

Indemnification. The Parties, jointly and severally, shall indemnify, defend and hold harmless the Escrow Agent from and against any and all loss, liability, cost, damage and expense, including, without limitation, attorneys’ fees and expenses or other professional fees and expenses which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent, arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates, unless such loss, liability, cost, damage or expense shall have been finally adjudicated to have been directly caused by the willful misconduct or gross negligence of the Escrow Agent. The provisions of this Section 3.1 shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

3.2.

Limitation of Liability. THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (I) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE DIRECTLY RESULTED FROM THE ESCROW AGENT’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, OR (II) SPECIAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

3.3.

Resignation or Removal. The Escrow Agent may resign by furnishing written notice of its resignation to the Parties, and the Parties may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent’s sole responsibility thereafter shall be to safely keep the Escrow Property and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice filed with the Escrow Agent or in accordance with a court order. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following the delivery of such notice of resignation or removal, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties.

3.4.

Compensation. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit C, which compensation shall be paid by the Company. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys’ fees and expenses, occasioned by any such delay, controversy, litigation or event. If any amount due to the Escrow Agent hereunder is not paid within thirty (30) days of the date due, the Escrow Agent in its sole discretion may charge interest on such amount up to the highest rate permitted by applicable law. The Escrow Agent shall have, and is hereby granted, a prior lien upon the Escrow Property with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Property.

3.5.

Disagreements. If any conflict, disagreement or dispute arises between, among, or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, retain the Escrow Property until the Escrow Agent (i) receives a final non-appealable order of a court of competent jurisdiction or a final non-appealable arbitration decision directing delivery of the Escrow Property, (ii) receives a written agreement executed by each of the parties involved in such disagreement or dispute directing delivery of the Escrow Property, in which event the Escrow Agent shall be authorized to disburse the Escrow Property in accordance with such final court order, arbitration decision, or agreement, or (iii) files an interpleader action in any court of competent jurisdiction, and upon the filing thereof, the Escrow Agent shall be relieved of all liability as to the Escrow Property and shall be entitled to recover attorneys’ fees, expenses and other costs incurred in commencing and maintaining any such interpleader action.

The Escrow Agent shall be entitled to act on any such agreement, court order, or arbitration decision without further question, inquiry, or consent.

3.6.

Merger or Consolidation. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor escrow agent under this Escrow Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

3.7.

Attachment of Escrow Property; Compliance with Legal Orders. In the event that any Escrow Property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Property, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

3.8.

Force Majeure. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

ARTICLE 4

MISCELLANEOUS

4.1.

Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of the Parties and the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement. No assignment of the interest of any of the Parties shall be binding unless and until written notice of such assignment shall be delivered to the other Party and the Escrow Agent and shall require the prior written consent of the other Party and the Escrow Agent (such consent not to be unreasonably withheld).  Notwithstanding the foregoing, no assignment of this Escrow Agreement by an Party shall have any effect unless all “know your customer” due diligence has been performed to the Escrow Agent’s reasonable satisfaction prior to any such assignment.

4.2.

Escheat. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrow Property escheat by operation of law.

4.3.

Business Day.  Business Day shall mean any day other than a Saturday, a Sunday, a Federal or state holiday, and any other day on which Escrow Agent is closed.

4.4.

Notices. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally, (ii) by facsimile transmission with written confirmation of receipt, (iii) on the day of transmission if sent by electronic mail (“e-mail”) to the e-mail address given below, and written confirmation of receipt is obtained promptly after completion of transmission, (iv) by overnight delivery with a reputable national overnight delivery service, or (iv) by mail or by certified mail, return receipt requested, and postage prepaid. If any notice is mailed, it shall be deemed given five business days after the date such notice is deposited in the United States mail. If notice is given to a party, it shall be given at the address for such party set forth below. It shall be the responsibility of the Parties to notify the Escrow Agent and the other Party in writing of any name or address changes. In the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by the Escrow Agent.

If to <Name Redacted>:

<Name and Contact Information Redacted>

With a copy (for informational purposes only) to:

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

Attention: Greg Kramer

Telephone: (212) 835-4819

Facsimile: (212) 884-9568

E-mail: greg.kramer@haynesboone.com

If to the Company:

Tanzanian Royalty Exploration Corporation

40 King Street West

44th Floor, Scotia Plaza

Toronto, Ontario

CANADA M5H 3Y

Attention: James Sinclair
Telephone No.: (844) 364-1830
E-mail: treceo108@gmail.com

With a copy (for informational purposes only) to:

Borden Ladner Gervais LLP

Scotia Plaza

40 King Street West

44th Floor, Scotia Plaza

Toronto, Ontario

CANADA M5H 3Y4

Attention: Rosalind Morrow

Telephone No.: (416) 367-6019

Facsimile No.: (416) 361-7323

E-mail: rmorrow@blg.com

If to the Escrow Agent:

Wells Fargo Bank, National Association

150 East 42nd Street, 40th Floor

New York, NY 10017

Attention: Donna Nascimento; Corporate, Municipal and Escrow Solutions

Telephone:  (917) 260-1552

Facsimile: (917) 260-1592

E-mail: Donna.Nascimento@wellsfargo.com

4.5.

Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

4.6.

Entire Agreement. This Escrow Agreement sets forth the entire agreement and understanding of the parties related to the Escrow Property.

4.7.

Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

4.8.

Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

4.9.

Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

4.10.

Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

4.10

Publication; disclosure.  By executing this Escrow Agreement, the Parties and the Escrow Agent acknowledge that this Escrow Agreement (including related attachments) contains certain information that is sensitive and confidential in nature and agree that such information needs to be protected from improper disclosure, including the publication or dissemination of this Escrow Agreement and related information to individuals or entities not a party to this Escrow Agreement.  The Parties further agree to take reasonable measures to mitigate any risks associated with the publication or disclosure of this Escrow Agreement and information contained therein, including, without limitation, the redaction of the manual signatures of the signatories to this Escrow Agreement, or, in the alternative, publishing a conformed copy of this Escrow Agreement.  If a Party must disclose or publish this Escrow Agreement or information contained therein pursuant to any regulatory, statutory, or governmental requirement, as well as any judicial, or administrative order, subpoena or discovery request, it shall notify in writing the other Party and the Escrow Agent at the time of execution of this Escrow Agreement of the legal requirement to do so.  If any Party becomes aware of any threatened or actual unauthorized disclosure, publication or use of this Escrow Agreement, that Party shall promptly notify in writing the other Parties and the Escrow Agent and shall be liable for any unauthorized release or disclosure.

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IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	/s/ James Sinclair
Name:	James Sinclair
Title:	CEO and President
<Name Redacted>

By:	<Redacted>
Name:	<Redacted>
Title:	<Redacted>

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Escrow Agent

By:	/s/ Lisa D’Angelc
Name:	Lisa D’Angelc
Title:	Vice-President

EXHIBIT A

Agency and Custody Account Direction

For Cash Balances

Wells Fargo Money Market Deposit Accounts

Direction to use the following Wells Fargo Money Market Deposit Accounts for Cash Balances for the escrow account or accounts (the “Account”) established under the Escrow Agreement to which this Exhibit A is attached.

You are hereby directed to deposit, as indicated below, or as we shall direct further in writing from time to time, all cash in the Account in the following money market deposit account of Wells Fargo Bank, National Association:

Wells Fargo Money Market Deposit Account (MMDA)

We understand that amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $250,000 per depositor, per insured bank. This includes principal and accrued interest up to a total of $250,000.

We acknowledge that we have full power to direct investments of the Account.

We understand that we may change this direction at any time and that it shall continue in effect until revoked or modified by us by joint written notice to you.

___________________________	___________________________
Authorized Representative	Authorized Representative
Tanzanian Royalty Exploration Corporation	<Name Redacted>

Date:	Date:

EXHIBIT B-1

Tanzanian Royalty Exploration Corporation (the “Company”) certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit B-1 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of Company, and that the option checked in Part III of this Exhibit B-1 is the security procedure selected by Company for use in verifying that a funds transfer instruction received by the Escrow Agent is that of Company.

Company  has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit B-1 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent.  By selecting the security procedure specified in Part III of this Exhibit B-1, Company acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by Company.

NOTICE:  The security procedure selected by Company will not be used to detect errors in the funds transfer instructions given by Company.  If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary.  If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution.  Therefore, it is important that Company take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of Company

Name

Title

Telephone Number

E-mail Address

Specimen Signature

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name

Title

Telephone Number

E-mail Address

___________________

________________

________________

_________________

___________________

________________

________________

_________________

___________________

________________

________________

_________________

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

❑

Option 1.  Confirmation by telephone call-back.  The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-1.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

❑

Option 2.  Confirmation by e-mail.  The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit B-1.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-1.  Company understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail.  Company further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

❑

Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation.  The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If Company wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent.  If Company chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

❑

Option 4.  Delivery of funds transfer instructions by password protected file transfer system with confirmation.  Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ❑ telephone call-back or ❑ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above.  By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this ____ day of ___________, 20__.

By ________________________________________

Name:

Title:

EXHIBIT B-2

<Name Redacted> certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit B-2 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of <Name Redacted>, and that the option checked in Part III of this Exhibit B-2 is the security procedure selected by <Name Redacted> for use in verifying that a funds transfer instruction received by the Escrow Agent is that of <Name Redacted>.

<Name Redacted> has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit B-2 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent.  By selecting the security procedure specified in Part III of this Exhibit B-2, <Name Redacted> acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by <Name Redacted>.

NOTICE:  The security procedure selected by <Name Redacted> will not be used to detect errors in the funds transfer instructions given by <Name Redacted>.  If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary.  If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution.  Therefore, it is important that <Name Redacted> take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of <Name Redacted>

Name

Title

Telephone Number

E-mail Address

Specimen Signature

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name

Title

Telephone Number

E-mail Address

___________________

________________

________________

_________________

___________________

________________

________________

_________________

___________________

________________

________________

_________________

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

❑

Option 1.  Confirmation by telephone call-back.  The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-2.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

❑

Option 2.  Confirmation by e-mail.  The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit B-2.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-2.  <Name Redacted> understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail.  <Name Redacted> further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

❑

Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation.  The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If <Name Redacted> wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent.  If <Name Redacted> chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

❑

Option 4.  Delivery of funds transfer instructions by password protected file transfer system with confirmation.  Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ❑ telephone call-back or ❑ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above.  By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this ____ day of ___________, 20__.

By ________________________________________

Name:

Title:

EXHIBIT C

FEES OF ESCROW AGENT